ONE HORIZON GROUP, INC.

4300 Biscayne Blvd., Suite 203

Miami, Florida 33137

September 19, 2019

CORRESPONDENCE FILING VIA EDGAR

Mr. Paul Fischer

Office of Telecommunications

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	One Horizon Group, Inc.
Registration Statement Filed on Form S-1
(File No. 333-233825)

Dear Mr. Fischer:

On behalf of One Horizon Group, Inc. (the “Company”), in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. Eastern Time on Monday, September 23, 2019, or as soon thereafter as is practicable.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark White
Mark White
Chief Executive Officer and President

cc:	Craig D. Linder, Esq./Anthony L.G., PLLC